Exhibit 12
HCC Insurance Holdings, Inc. and Subsidiaries
Statement of Ratios
(unaudited, in thousands except ratios)

	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
Net loss ratio
Loss and loss adjustment expense, net	$681,868	$625,507	$334,282	$298,986
Net earned premium	1,032,731	1,015,972	524,251	506,385
Net loss ratio (1)	66.0%	61.6%	63.8%	59.0%
(Net loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio
Segment underwriting expense (2)	$270,874	$265,562	$135,026	$130,405
Segment revenue (3)	1,047,285	1,041,106	531,580	515,084
Expense ratio	25.9%	25.5%	25.4%	25.3%
(Expense ratio = segment underwriting expense divided by segment revenue)

Combined ratio	91.9%	87.1%	89.2%	84.3%
(Combined ratio = net loss ratio plus expense ratio)

Accident year loss ratio
Loss and loss adjustment expense, net	$681,868	$625,507	$334,282	$298,986
Add: Favorable (adverse) development	(22,266)	(2,166)	(13,251)	2,844

Accident year net loss and loss adjustment expense	$659,602	$623,341	$321,031	$301,830

Net earned premium	$1,032,731	$1,015,972	$524,251	$506,385
Add: Prior year reinstatement premium	—	3,177	—	3,177

Accident year net earned premium	$1,032,731	$1,019,149	$524,251	$509,562

Accident year net loss ratio	63.9%	61.2%	61.2%	59.2%
(Accident year net loss ratio = accident year net loss and loss adjustment expense divided by accident year net earned premium)

(1)	Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.

(2)	Sum of Other Expense for each of our insurance segments.

(3)	Sum of Segment Revenue for each of our insurance segments.

HCC Insurance Holdings, Inc. and Subsidiaries
Statement of Ratios
(unaudited, in thousands except ratios)

	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
Ratio of earnings to fixed charges
Interest factor of rent expense (4)	$2,731	$2,664	$1,390	$1,296
Interest expense	10,987	10,627	5,434	5,237
Capitalized interest	185	—	117	—

Total fixed charges	$13,903	$13,291	$6,941	$6,533

Earnings before income tax expense	$159,784	$222,778	$96,905	$119,753
Interest factor of rent expense (4)	2,731	2,664	1,390	1,296
Interest expense	10,987	10,627	5,434	5,237

Earnings per calculation	$173,502	$236,069	$103,729	$126,286

Ratio of earnings to fixed charges (5)	12.48	17.76	14.94	19.33

(4)	Estimated to be 33% of total rent expense.

(5)	Earnings per calculation divided by total fixed charges.